

Mail Stop 3720

November 20, 2017

Paul W.G. Richardson
Group Chief Financial Officer
WPP plc
27 Farm Street
London, United Kingdom, W1J 5RJ

      Re: **WPP plc**
                Form 20-F for Fiscal Year Ended December 31, 2016
                Filed April 28, 2017
                File No. 000-16350

Dear Mr. Richardson:

We have reviewed your November 14, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2017 letter.

Consolidated Income Statement, page F-8

1.   We note your response to comment one. Please provide us with a schedule showing your proposed revised income statement presentation for the last two fiscal years.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications